May 12, 2005

MAIL STOP 0511

via U.S. mail and facsimile

Douglas Humphreys, President
Morgan Creek Energy Corporation
10120 S. Eastern Avenue, Suite 200
Henderson, NV 89052

Re:      Morgan Creek Energy Corporation
	Form SB-2 filed April 11, 2005
	File No. 333-123989
	Supplement to comment letter dated May 11, 2005

Dear Mr. Humphreys:

	As a supplement to our comment letter dated May 11, 2005, we have the following engineering comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis, page 17

	Accounting for Natural Gas and Oil Producing Activities, page
21

1. You state and under Note 2 that you use the full cost method of accounting for oil and gas producing activities. However, in the next section, Property, Equipment and Depreciation you state that you use the successful efforts method of accounting for oil and gas properties. Although there are two methods of accounting, you may only use one method. Please revise your document to remove this conflicting disclosure.


Description of Business, page 22

	Oil and Gas Properties, page 26

2. You apparently acquired your two oil and gas leases through farm-out agreements with Geneva Energy. Although you describe your current working and net interest in the leases, provide more complete disclosure as to the terms of these agreements. Specifically, you should disclose the terms which may allow Geneva Energy to increase their working and net interest while your interest declines by the same amount after certain milestones may have been achieved such as a certain percentage payout of your costs.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact James Murphy at (202) 942-2939 if you have questions regarding the engineering comments. You may contact Donald
Wiland at (202) 551-3392 if you have questions regarding comments on the financial statements and related matters. Please contact Susann
Reilly at (202) 551-3236 with other questions.

      Sincerely,



      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  William O`Neal, Esq.
      By facsimile (480) 816-9241
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Douglas Humphreys
Morgan Creek Energy Corp.
May 12, 2005
Page 1